TUBE CITY IMS CORPORATION
                              12 Monongahela Avenue
                          Glassport, Pennsylvania 15045


                                                            February 1, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

        Re:   Tube City IMS Corporation
              Request to Withdraw Registration Statement on Form S-1 File No. 333-135649

Ladies and Gentlemen:

              In accordance with Rule 477 under the Securities Act of 1933 (the "Securities Act"), Tube City IMS Corporation (the "Registrant") hereby respectfully requests withdrawal of the above-referenced registration statement on Form S-1, as amended (the "Registration Statement"), together with all exhibits thereto, with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter, on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.

              The Registrant has determined not to proceed with the proposed registered offering at this time. The Registration Statement was not declared effective, and the Registrant confirms that no shares of the registered securities have been or will be issued or sold pursuant to the Registration Statement.

              The Registrant also requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited for future use.

              If you have any questions with respect to this request, please call Raphael M. Russo, Esq. of Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to the Registrant, at (212) 373-3309.

                                      Sincerely,

                                      TUBE CITY IMS CORPORATION



                                      By: /s/ Thomas E. Lippard
                                          ----------------------------
                                          Name:  Thomas E. Lippard
                                          Title: Executive Vice President,
                                                 General Counsel and Secretary




cc:      Raphael M. Russo, Esq.
             Paul, Weiss, Rifkind, Wharton & Garrison LLP
         LizabethAnn R. Eisen, Esq.
             Cravath, Swaine & Moore LLP